**JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.**

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2018

OMB APPROVAL	
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66462

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JTa Securities Management, Inc. dba Titan Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16775 Addison Rd. Suite 202
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).**

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Brad Brooks_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __JTa Securities Management, Inc. dba Titan Securities, Inc._____, as of __December 31, 2018__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature



President

Title



Notary Public

ELISABETH SLEYO
Notary Public, State of Texas
Comm. Expires 08-31-2020
Notary ID 128611019

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.

CONTENTS

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
JTa Securities Management, Inc. dba
Titan Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JTa Securities Management, Inc. dba Titan Securities, Inc. (the Company) as of December 31, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
March 14, 2019

We have served as the Company's auditor since 2016.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$ 128,745
Receivable from broker-dealer	75,205
Other receivables	179,286
Securities owned, at fair value	8,638
Property and equipment, net of accumulated depreciation of $20,201	29,105
Other assets	22,250
	$ 443,229

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$ 104,163
Commission payable	121,912
Payable to Parent – income taxes	15,888
Total liabilities	241,963

Stockholders' equity

Common stock, 10,000,000 shares authorized, $.01 par value, 5,000 shares issued and outstanding	50
Additional paid-in capital	333,010
Accumulated deficit	(131,794)
Total stockholders' equity	201,266
	$ 443,229

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2018

Revenues

Alternative investments	$ 3,987,685
Distribution fees	952,258
Commission income	249,783
Advisory fees	144,166
Trading income	30,001
Gain (loss) on investments	(1,427)
Other revenue	94,106

Total Revenues   5,456,572

Expenses

Compensation and benefits	837,341
Communications	54,723
Occupancy and equipment costs	111,599
Regulatory fees and expenses	40,471
Other expenses	576,604
Commission and clearance paid other brokers	3,849,930

Total Expenses   5,470,668

Income (loss) before income taxes   (14,096)

Taxes – other	1,422
Provision for income taxes (benefit)	9,486

Net income (loss) $ (25,004)

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2018

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2017	5,000	$ 50	$ 333,010	$ (106,790)	$ 226,270
Net income (loss)				(25,004)	(25,004)
Balances at December 31, 2018	5,000	$ 50	$ 333,010	$ (131,794)	$ 201,266

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities	
Net income (loss)	$ (25,004)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	1,344
(Gain) loss on investments	1,427
Change in operating assets and liabilities:	
Decrease in receivable from broker-dealer	13,560
Increase in other receivables	(138,944)
Decrease in other assets	3,878
Increase in accounts payable	90,545
Increase in accrued expenses	85,253
Increase in payable to Parent	15,888
Net cash provided (used) by operating activities	47,947
Cash flows from investing activities	
Purchase of marketable securities	(10,065)
Net cash provided (used) by investing activities	(10,065)
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	37,882
Cash and cash equivalents at beginning of year	90,863
Cash and cash equivalents at end of year	$ 128,745

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

JTa Securities Management, Inc. dba Titan Securities ("Company"), a wholly-owned subsidiary of American Capital Securities, Inc. ("Parent"), was incorporated under the laws of the State of California. The Company has one office in Addison, Texas and serves customers throughout the United States.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company operates under (SEC) Rule 15c3-3(k) (2)(ii) whereby all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of the Rule, the Company executes all of its customers' transaction on a fully-disclosed basis, through an unaffiliated broker-dealer, which carries the accounts and securities of the Company's customers.

For purposes of reporting cash flows, cash equivalents are defined as short-term, highly liquid investments, with original maturities to the Company of three months or less, that are not held for sale in the ordinary course of business.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representative as determined necessary by management. The advances are generally recouped upon the following commission payable cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and equipment are carried at cost less accumulated depreciation. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of three to seven years.

Other receivables consist primarily of commissions receivable related to the sale of private placements and are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 -   Summary of Significant Accounting Policies, continued

From time to time the Company has cash balances in excess of federally insured limits, and as such, the amounts of cash in excess of federally insured limits may be at risk of loss in the event of insolvency of the financial institution where the funds are deposited.

On January 1, 2018, the Company adopted the provisions of ASC 2014-09, Revenue from Contracts with Customers Topic 606, using the modified approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The Company's accounting policies did not change materially as a result of applying the principles of Revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

There was no impact to accumulated deficit as of January 1, 2018 after adopting Topic 606.

The Company has five primary lines of business: (i) commissions (ii) distribution fees, (iii) alternative investments, (iv) advisory fees, and (v) miscellaneous fees earned. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company is included within the securities commissions and fees within the Statement of Operations. Commissions and fees revenue is generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for trade execution services based on prevailing market prices and internal and regulatory guidelines.

Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees consist of mutual funds, insurance and annuity products. The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior

Note 1 - Summary of Significant Accounting Policies, continued

(such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Alternative Investments. Alternative Investment revenues are recorded when all contractual obligations have been performed and the Company is reasonably assured of their collection. The contractual obligations include securing the necessary approvals from the transfer agents and general partners on the respective transactions. Generally, revenues are due at or shortly after the close of the respective transaction, and therefore the Company does not have a significant amount of commissions receivable at the end of a reporting period.

Advisory fees. The Company provides investment advisory services for its customers on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Other Miscellaneous Fees Earned. From time to time the Company performs functions for the convenience of its customers. The Company also receives fees from it's vendors and suppliers to help defray certain costs associated with the Company's operations and ongoing continuing educational programs. For example, in 2018, the Company received $70,000 which was used to defray some of the costs of the Company's annual sales conference. The performance obligations are satisfied on the date the service is delivered because there are no remaining tasks which are to be performed related to the service that is delivered.

Securities owned are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The resulting difference between cost and market (or fair value) is included in income.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, The Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of approximately $ 123,633 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.96 to 1. The Securities and Exchange Commission permits a ratio of no greater that 15 to 1.

Note 3 -   Federal Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 740. Any resulting provision or benefit for income taxes is recorded as a receivable or payable to the Parent.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions.

Note 4 -   Operating Leases

The following is a schedule by years of future minimum rental payments required under various operating leases that have initial or remaining non-cancelable lease terms in excess of one year.

Year Ending	
12/31/2019	46,161
12/31/2020	15,523
	$61,684

Rental expense for the year ended December 31, 2018 was $51,817 and is reflected in occupancy and equipment costs.

Note 5 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 35,773
Property	13,533
Less: accumulated depreciation	(20,201)
	$ 29,105

Depreciation expense for the year ended December 31, 2018 was $1,344 and is reflected in occupancy and equipment costs and other expenses.

Note 6 - Fair Value Measurements

The Company uses various methods to determine fair value of its investments including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 – Valuations for assets and liabilities traded on active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transaction involving identical assets or liabilities.

Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 – Valuations for assets or liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2018, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair values of the Company's securities owned as of 12/31/2018 were based on Level 1 inputs.

Note 7 - Related Party Transactions

The Company and various entities are under common control and the existence of that common control creates operating results and financial position significantly different than if the companies were autonomous.

The Company earned $675,825 in commission income from the sale of interests in real estate partnerships from related entities and paid $15,000 in management fees to it's Parent. These management fees are included in other expenses.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2018, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Commitments and Contingencies

The Company, together with others, are defendants in proceedings incidental to its securities business. The claimants seek damages in excess of $150,000. This case is scheduled for hearing in June and an assessment of potential liability to the Company is not possible at this time. Management intends to present a vigorous defense.

The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2018

Schedule I

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 201,266
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		201,266
Deductions and/or charges		
Less non-allowable assets:		
Receivable from BD in excess of 30 days	$ (24,982)	
Property and equipment, net	(29,105)	
Other assets	(22,250)	
Federal income tax receivable	-0-	
		(76,337)
Net capital before haircuts on securities positions		124,929
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2))		
Other securities		(1,296)
Net capital		$ 123,633

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable		$ 104,163
Commission payable		121,912
Payable to Parent		15,888
Total aggregate indebtedness		$ 241,963

Schedule I (continued)

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 12,137
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 73,633
Ratio: Aggregate indebtedness to net capital	1.96 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital as reported in the Company's unaudited Focus report	$ 208,616
Increase in nonallowable receivable from broker dealer in excess of 30 days	(24,983)
Increase in accounts payable	(60,000)
Net capital per audited report	$ 123,633

Review Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2018

 MOSS**ADAMS**

Report of Independent Registered Public Accounting Firm

To the Board of Directors
JTa Securities Management, Inc. dba
Titan Securities, Inc.

We have reviewed management's statements, included in the accompanying JTa Securities
Management, Inc. dba Titan Securities, Inc.'s Exemption Report, in which (1) JTa Securities
Management, Inc. dba Titan Securities, Inc.(the Company) identified the following provisions of 17 C.F.R.
§15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the
exemption provisions) and (2) the Company stated that the Company met the identified exemption
provisions throughout the most recent fiscal year without exception. the Company's management is
responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included inquiries and other required procedures to
obtain evidence about the Company's compliance with the exemption provisions. A review is substantially
less in scope than an examination, the objective of which is the expression of an opinion on
management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to
management's statements referred to above for them to be fairly stated, in all material respects, based on
the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
March 14, 2019



TITAN SECURITIES
Investments   Investment Banking   Insurance

Titan Securities' Exemption Report

Titan Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k) (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Titan Securities

I, Brad Brooks, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.



By:

Title: President / CEO
2/8/2019

16775 Addison Rd. Suite 202, Addison, TX 75001
972-980-5920 Telephone   800-520-7103 Toll Free
Member FINRA; SIPC